[GRAPHIC OMITTED] OJSC Vimpelcom                Phone:           Fax:
                  8 Marta str., 10, bldg. 14,
                  127083, Moscow, Russia        +7(095)725-0700  +7(095)721-0017

FOR IMMEDIATE RELEASE


                  VIMPELCOM SHAREHOLDERS OVERWHELMINGLY APPROVE
                    MERGER OF VIMPELCOM AND VIMPELCOM-REGION

Moscow  and  New  York   (October   24,   2003)  -  Open  Joint  Stock   Company
"Vimpel-Communications" ("VimpelCom" or the "Company") (NYSE: VIP), a leading provider of telecommunications services in Russia, today announced that its shareholders, at an Extraordinary General Meeting of Shareholders held this morning in Moscow, Russia, overwhelmingly approved the merger of VimpelCom and its subsidiary for regional development, Open Joint Stock Company VimpelCom-Region ("VimpelCom-R"), with more than 99.6% of the voted shares in favor of all issues on the agenda.

As announced on August 28, 2003, VimpelCom's shareholders were asked to approve the merger of VimpelCom and VimpelCom-R and the related issuance of 10,948,821 new VimpelCom common shares (the equivalent of 14,598,428 ADSs) in exchange for the 44.7% stake in VimpelCom-R that is currently owned by Eco Telecom Limited, a company within the Alfa Group of companies in Russia ("Alfa Group"), and by Telenor East Invest AS ("Telenor"). As interested parties to a number of the proposed transactions, Alfa Group and Telenor were not eligible to vote on certain resolutions.

Commenting on today's announcement, Jo Lunder, Chairman of the Board of VimpelCom, said, "The overwhelming endorsement received today is a clear sign that our shareholders support our vision for the merger of VimpelCom and VimpelCom-R and that they recognize the benefits of full exposure to the growth potential in the regions. We believe that this merger will create a stronger platform for future expansion and bring more value for our shareholders."

The transactions approved at today's shareholder meeting will be subject to various Russian regulatory approvals, including the Ministry for Anti-Monopoly Policy of the Russian Federation and the Russian Federal Commission on the Securities Markets, and satisfaction of certain other conditions precedent.

VimpelCom will submit a copy of the results of the shareholder meeting under separate cover of Form 6-K to the U.S. Securities and Exchange Commission and the New York Stock Exchange. An electronic copy of the results of the shareholder meeting will be available for review on VimpelCom's web site in the "SEC Filings" section.

VimpelCom is a leading provider of telecommunications services in Russia, operating under the "Bee Line" brand, which is one of the most recognized brand names in Russia. The VimpelCom Group's license portfolio covers approximately 92% of Russia's population (134 million people), including the City of Moscow, the Moscow Region and the City of St. Petersburg. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange ("NYSE"). VimpelCom's ADSs are listed on the NYSE under the symbol "VIP". VimpelCom's convertible notes are listed on the NYSE under the symbol "VIP 05".

This press release contains "forward-looking statements", as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate, in part, to the consummation of the merger and related transactions which are subject to regulatory and certain other approvals, as well as certain other conditions precedent, including the transfer of all of VimpelCom-R's licenses and permissions to VimpelCom. If any of the approvals are not obtained or any condition precedent is not met, the merger will not be consummated. The forward-looking statements relate to the Company's development and are based on management's best assessment of the Company's ability to consummate the merger and related transactions, its strategic and financial position and future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of unforeseen developments from regulatory authorities, competition, governmental regulations of the wireless telecommunications industry, general political uncertainties in Russia and general economic developments in Russia and other factors. As a result of such risks and uncertainties, there can be no assurance that the merger will be consummated. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company's Annual Report on Form 20-F for the year ended December 31, 2002 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

For more information, please contact:

Valery Goldin                                 Christopher Mittendorf
VimpelCom (Moscow)                            Edelman Financial Worldwide
Tel: 7(095) 974-5888                          Tel: 1(212) 704-8134
vgoldin@vimpelcom.com                         christopher.mittendorf@edelman.com